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                                                                      Exhibit 21

                         SUBSIDIARIES OF THE REGISTRANT

1. Each of The DeWolfe Company, Inc., DeWolfe Relocation Services, Inc., DeWolfe Mortgage Services, Inc., The DeWolfe Insurance Agency, Inc., and DeWolfe.com, Inc. is a Massachusetts corporation and is a wholly-owned subsidiary of The DeWolfe Companies, Inc.

2. Each of Hillshire House, Inc., A Connecticut corporation, J.W. Riker Northern Rhode Island, Inc., a Rhode Island Corporation, Mark Stimson Associates, A Maine Corporation, and DeWolfe Realty Affiliates, A Maine Corporation, is a wholly-owned subsidiary of The DeWolfe Company, Inc.

3. Referral Associates of New England, Inc., a Massachusetts corporation, is a wholly-owned subsidiary of DeWolfe Relocation Services, Inc.

4. Real Estate Referral, Inc., a Connecticut corporation, is a wholly-owned subsidiary of Hillshire House, Inc.